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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

                EDAP TMS S.A. Reports 2006 Second Quarter Results

                                 August 8, 2006

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]   Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

================================================================================

                EDAP TMS S.A. REPORTS 2006 SECOND QUARTER RESULTS

     HIFU UTILIZATION INCREASING AS COMPANY ACCELERATES ITS GROWTH PROGRAM;
           COMPANY ADDING RESOURCES TO LAUNCH RPP CENTERS MORE QUICKLY

    LYON, France, Aug. 8 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq: EDAP), today reported results for the second quarter and first half ended June 30, 2006. Growth in the company's HIFU revenue per procedure (RPP) business continues strongly as the company executes its strategy to roll out additional marketing and sales programs to accelerate growth in its HIFU business. Total consolidated revenues increased slightly in the first half with ongoing growth in recurring RPP and services revenues per the company's transition plan offset by lower average prices in equipment sales mix during the period.

    "We again see strong improvement in the first half compared to the prior year with a major step up in RPP treatments clearly under way," said Hugues de Bantel, CEO of EDAP. "We are now launching the immediately demanded sales and marketing additions needed by our current centers and those coming aboard presently to make EDAP grow at even better RPP treatment rates than the 69% we are reporting today."

    Highlights:

     * The Company's RPP business is now proven successful in major European markets increasing 69% year over year in the first half to 517 treatments. The company continues to add treatments at recently launched centers as well as adding centers at increasing rates. The new marketing investments are planned to increase treatment rates further, especially in RPP centers, and increase new center launches.
     * EDAP secured additional funds to add to its marketing capability as part of a 30-month program to expand both the number of sites offering Ablatherm-HIFU on either an RPP or sold unit basis as well as increasing the number of patients seeking treatment by HIFU in key European markets.
     * The company is now accelerating growth with added marketing and sales resources being directed toward both physicians and patients. These include increased sales staff, dedicated third-party marketing support in major countries, support of patient advocacy groups and prostate cancer charities, ongoing clinical activity and direct marketing to patients seeking treatment information for prostate cancer. EDAP has already launched these strategies in selected locations and confirmed the resulting increased Ablatherm-HIFU activity.
     * The company recently announced strong growth in key markets including Germany where the company has launched a dedicated subsidiary due to the size of that market and is adding its third mobile Ablatherm-HIFU unit to address accelerating demand growth. The two mobile units already in Germany treated 310 patients in the first half, an increase of 103% year to year.
     * The company's results in the first half reflecting the sale of four Ablatherm-HIFU units at lower average prices than the prior year period have been made up by RPP treatments but complicated total revenue growth comparison. Gross margin has improved from cost controls, mix and RPP utilization in the period demonstrating the strength of the company's multimodal sales model and successful focus on growth in the RPP component of the business.

    Commented de Bantel: "We believe that the European market is now open for EDAP to aggressively market the Ablatherm-HIFU device to both doctors and patients as a mainstream therapeutic choice for the first time since its inception. We have recorded solid growth rates in RPP treatments and centers to date, but believe the opportunity is here today to immediately begin the necessary increase in sales and marketing capabilities to further increase the current market demand. We have proven both the RPP business and the response from these enhanced marketing strategies in the past months. This allows the company to move to a recurring business, which has successfully replaced revenues previously dependent on unpredictable equipment sales. We believe the steps undertaken now will enable the company to report meaningful progress."

    EDAP: TRANSITION TOWARDS RPP BUSINESS CONFIRMED

    For the first half of 2006, the HIFU division recorded a 9% growth in its revenue driven by significant increases in RPP and services revenues, offsetting decreased selling price mix in equipment related to two site conversions from long term commitments to sales while the other two sales were priced in normal ranges. The shift is part of a company plan minimizing dependence on large unit sales in favor of recurring revenue streams at higher margins as the company adds scale. The company expects the RPP business growth to continue accelerating compared to 2005 with the addition of new marketing initiatives being launched at present and in the coming months. RPP revenues grew strong as a percentage of total HIFU revenues at 37%.

    HIFU Gross Margin improved to 56% from 48% in the first half from the increased margin contribution of RPP and a 59% increase in Ablatherm-HIFU services revenues as a result of the increase in HIFU installed base. Operating loss increased 14% in the first half due to increased activity in sales and marketing per the company's plan to invest ahead of accelerated growth, which will fund future marketing additions out of cash flows.

    HIFU Marketing, sales and clinical expenses increased 53% from EUR 1.1 million in first half 2005 to EUR 1.8 million, in 2006, in line with the Company's stated goals and increased marketing in the field and at major urology conferences. These expenses include the creation of a new HIFU website as well as a significantly larger presence at the European Association of Urology meeting. This included a major Ablatherm-HIFU symposium by EDAP attracting record interest in HIFU and confirming EDAP's global leadership position in clinical data, outcomes and technology.

    EDAP - HIFU Division: Euros 000's

     Year         Revenues    Gross Margin %    Operating Income (Loss)
     ----------   --------    --------------    -----------------------
     Q2 2005        1,841           47%                  (192)
     Q2 2006        1,961           56%                  (215)
     YTD 2005       3,601           48%                  (187)
     YTD 2006       3,911           56%                  (214)

    The company continues to observe strong growth responses in markets with reimbursement and launched an additional 21 centers counting now 117 trained sites and more than 10,000 treatments to date. Some centers in reimbursed markets are already growing toward a near-term utilization target of 20% of the site's localized prostate cancer cases. The company intends to support additional RPP launches, especially in reimbursed markets, at a more rapid pace by increasing its ability to convert urologists to Ablatherm-HIFU users. Additionally, the company will support these sites with dedicated marketing initiatives to assist the centers in attracting patients. Launches in nonreimbursed markets directed toward private pay patients continue to do well. This is based on the attractiveness of Ablatherm-HIFU treatment to patients desiring to avoid more invasive methods. EDAP continues to work for additional reimbursement approvals, both public and private, in several markets including France and the United Kingdom based on not only the attractive treatment profile of Ablatherm-HIFU, but also its ability to offer medical cost benefits by lowering side effects and hospital requirements while offering efficacy rates rivaling traditional options.

    "Moving forward we believe EDAP will achieve an increase in the pace at which we grow both new centers and total patient treatments, especially in the RPP portion of the business," said de Bantel. "We intend to increase our marketing and education programs using the new dedicated funds with a planned return on these investments. We are also adding the needed sales staff to further increase growth in the end markets in Europe, which will allow EDAP to more rapidly launch new centers and surround them with dedicated marketing support to drive patient traffic more rapidly. We have confirmed the success of the Ablatherm-HIFU as a medical device and as a business model in the clinic, and can offer these providers a nearly capital free and risk free way to begin offering this therapy. We intend to accelerate this trend to the greatest extent possible over the next 30 months beginning immediately."

    TMS: STEADY SALES

    The UDS division continued steady strength and predictable revenue with 21 lithotripters sold in the first half of 2006 compared to 16 in 2005. Revenue increased by 2% primarily due to changes in sales mix. Gross margins improved slightly to 31% due to ongoing cost management. There is a strong backlog of 9 equipments ordered to date for the third quarter.

    TMS  - UDS Division : Euros 000's

       Year       Revenues    Gross Margin %    Operating Income (Loss)
     ----------   --------    --------------    -----------------------
     Q2 2005        3,802           30%                   54
     Q2 2006        3,981           29%                 (104)
     YTD 2005       7,722           30%                   86
     YTD 2006       7,844           31%                 (110)

    UDS Division slightly increased its marketing and development expenses in line with an ongoing development project causing short term operating losses but intended to provide added future opportunities. The project and its result will be announced at a future date. The TMS division continues to cover a substantial portion of the EDAP operational overhead and provide significant reach in the urology market for both lithotripsy and HIFU. The company intends the division to return to positive operating income.

    CORPORATE: CASH FLOWS IN LINE WITH STRATEGY

    EDAP-TMS losses increased according to the company's stated plans to increase spending in marketing as well as support resources to accelerate these plans. Corporate expenses grew slightly including listing, investor and compliance fees. During the second quarter, the company's cash used was EUR 960,000, primarily due to increases in sales and marketing expenses of EUR 390,000 and an increase in accounts payable working capital of EUR 540,000. Net cash used in the first six months of 2006 was EUR 1.7 million reflecting principally an increase in sales and marketing expenses of EUR 690,000, an increase in R&D and clinical studies expenses of EUR 290,000, a decrease in G&A of EUR 150,000 and an increase in accounts payable working capital of EUR 650,000. The company also used cash for a net amount of EUR 300,000 to finance investment of medical equipment produced by the company, primarily to develop the RPP activity.

    The company believes increased working capital investments will return to cash at future points to be reinvested for additional growth support as it has demonstrated in prior periods with increases for similar activities.

    OUTLOOK

    Hugues de Bantel, CEO of EDAP TMS, commented: "EDAP made significant progress in the last six months transitioning into a company ready to grow in recurring RPP revenues. We are already showing clear signs of this growth even with some short-term fluctuation in our units sales pricing which has somewhat hidden the RPP growth effects during this period of increased ramp up in RPP marketing. The existing treatment growth rates show the opportunity available for Ablatherm-HIFU in European markets. This is a 30-months program, allowing for the progressive ramp up time necessary for RPP to achieve success.

    "We are presently rolling out programs to bring more urologists online with Ablatherm-HIFU therapy including more key thought leaders in major European centers. These efforts include clinicals, symposia and training workshops designed to help doctors achieve full confidence in HIFU as a well documented and proven solution for nonsurgical localized prostate cancer patients those suffering from failure following radiation therapy. We are also adding education initiatives aimed to patients seeking noninvasive therapy options with low side effects, no radiation and high success rates. We believe that Ablatherm-HIFU can be the leading option for patients seeking these qualities. Online, patient advocates and the media will be important elements in helping patients not only find out about HIFU, but arrange a consultation with a doctor familiar with the therapy and able to advise the patient of the best options for meeting his treatment needs in terms of both efficacy and quality of life."

    Conference Call and Webcast

    The company will host a conference call to discuss the results and answer questions from investors on Wednesday, August 9, 2006, at 12:00 noon Eastern Time, 6:00 p.m. Paris Time. Investors may join the call live by dialing (866) 200-5830 with passcode 697355# within the United States or +1 (732) 694-1588 from international locations and requesting the EDAP TMS 2006 Second Quarter Conference Call. Investors may also listen to the live call online at http://www.edap-tms.com .

    Investors unable to join the call can access a playback of the conference call by telephone or online. To access the replay, please dial (866) 206-0173 or +1 (732) 694-1571 and using access code 181722# beginning four hours after the end of the call until August 16, 2006, or visit the company's Web site at http://www.edap-tms.com .

    About EDAP TMS S.A.

    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at
+33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com .

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm- HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

                                  EDAP TMS S.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)

                                                   Three Months Ended:         Three Months Ended:
                                                ------------------------    ------------------------
                                                 June 30,      June 30,      June 30,      June 30,
                                                   2006          2005          2006          2005
                                                ----------    ----------    ----------    ----------
                                                   Euros         Euros         $US           $US
Net sales
 of medical equipment                                2,144         2,236         2,732         2,786
Net sales of RPPs                                      741           474           944           590
Net sales of spare parts,
 supplies and services                               2,219         2,238         2,828         2,787
NET SALES                                            5,104         4,948         6,504         6,163
Other revenues                                          64             4            82             5
TOTAL REVENUES                                       5,168         4,952         6,586         6,168
Cost of sales                                       (2,956)       (2,946)       (3,767)       (3,670)
GROSS PROFIT                                         2,212         2,006         2,819         2,498
Research & development expenses                       (628)         (479)         (801)         (597)
Selling and marketing expenses                      (1,482)       (1,004)       (1,889)       (1,250)
G & A expenses                                        (894)       (1,075)       (1,139)       (1,339)
Total operating expenses                            (3,004)       (2,558)       (3,829)       (3,186)
OPERATING PROFIT (LOSS)                               (792)         (552)       (1,010)         (688)
Interest (expense) income, net                          21            21            27            26
Currency exchange gains (loss), net                   (103)          139          (131)          174
Other income (loss), net                                 4            (7)            5            (9)
INCOME (LOSS) BEFORE TAXES
 AND MINORITY INTEREST                                (870)         (399)       (1,109)         (497)
Income tax (expense) credit                             20             1            26             2
NET INCOME (LOSS)                                     (850)         (398)       (1,083)         (495)
Earning per share - Basic                            (0.11)        (0.05)        (0.14)        (0.06)
Average number of shares used
 in computation of EPS                           7,837,831     7,781,731     7,837,831     7,781,731
Earning per share - Diluted                          (0.11)        (0.05)        (0.14)        (0.06)
Average number of shares used
 in computation of EPS                           8,576,387     8,344,368     8,576,387     8,344,368

    NOTE: Translated for convenience of the reader to U.S. dollars at the 2006 average three months noon buying rate of 1 Euro = 1.2745 USD, and 2005 average three months noon buying rate of 1 Euro = 1.2455 USD.

                                  EDAP TMS S.A.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)

                                                    Six Months Ended:           Six Months Ended:
                                                ------------------------    ------------------------
                                                 June 30,      June 30,      June 30,      June 30,
                                                   2006          2005          2006          2005
                                                ----------    ----------    ----------    ----------
                                                   Euros         Euros         $US           $US
Net sales of medical equipment                       4,459         4,935         5,533         6,301

Net sales of RPPs                                    1,425           846         1,768         1,080
Net sales of spare parts,
 supplies and services                               4,404         4,243         5,466         5,417
NET SALES                                           10,288        10,024        12,767        12,798
Other revenues                                          79            54            98            68
TOTAL REVENUES                                      10,367        10,078        12,865        12,866
Cost of sales                                       (5,869)       (6,008)       (7,283)       (7,670)
GROSS PROFIT                                         4,498         4,070         5,582         5,196
Research & development expenses                     (1,223)         (930)       (1,518)       (1,187)
Selling and marketing expenses                      (2,572)       (1,881)       (3,192)       (2,402)
G & A expenses                                      (1,979)       (2,134)       (2,455)       (2,725)
Total operating expenses                            (5,774)       (4,945)       (7,165)       (6,314)
OPERATING PROFIT (LOSS)                             (1,276)         (875)       (1,583)       (1,118)
Interest (expense) income, net                          35            28            43            36
Currency exchange gains (loss), net                   (176)          307          (219)          392
Other income (loss), net                                 1             2             1             3
INCOME (LOSS) BEFORE TAXES
 AND MINORITY INTEREST                              (1,416)         (538)       (1,758)         (687)
Income tax (expense) credit                            (57)          ---           (70)          ---
NET INCOME (LOSS)                                   (1,473)         (538)       (1,828)         (687)
Earning per share - Basic                            (0.19)        (0.07)        (0.23)        (0.09)
Average number of shares used
 incomputation of EPS                            7,837,831     7,781,731     7,837,831     7,781,731
Earning per share - Diluted                          (0.19)        (0.07)        (0.23)        (0.09)
Average number of shares used
 incomputation of EPS                            8,599,346     8,344,368     8,599,346     8,344,368

    NOTE: Translated for convenience of the reader to U.S. dollars at the 2006 average six months noon buying rate of 1 Euro = 1.2410 USD, and 2005 average six months noon buying rate of 1 Euro = 1.2767 USD.

                                  EDAP TMS S.A.
               CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
                (Amounts in thousands of Euro's and U.S. Dollars)

                                                 June 30,      March 31,     June 30,      March 31,
                                                   2006          2006          2006          2006
                                                ----------    ----------    ----------    ----------
                                                   Euros         Euros         $US           $US
Cash, cash equivalents
 and short term investments                          6,635         7,591         8,479         9,214
Total current assets                                22,216        22,346        28,390        27,126
Total current liabilities                           10,822        10,174        13,829        12,351
Shareholders' Equity                                16,057        16,871        20,519        20,480

    NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2779 USD, on June 30, 2006 and at the noon buying rate of 1 Euro = 1.2139 USD, on March 31, 2006.

                                  EDAP TMS S.A.
                 CONDENSED STATEMENTS OF OPERATIONS BY DIVISION
                         SIX MONTHS ENDED JUNE 30, 2006
                        (Amounts in thousands of Euro's )

                                      EDAP S.A.     TMS S.A.                                        Total
                                        HIFU           UDS        EDAP TMS     Consolidation        After
                                      Division      Division         HQ            Impact       Consolidation
                                     ----------    ----------    ----------    -------------    -------------
Net sales of medical devices 1,286        3,793           ---          (620)           4,459

Net sales of RPPs                         1,425           ---           ---              ---            1,425

Net sales of spare parts,
 supplies & services                      1,136         4,036           ---             (768)           4,404

Other revenues                               64            15           ---              ---               79

TOTAL REVENUES                            3,911         7,844           ---           (1,388)          10,367

GROSS PROFIT                              2,191         2,407           ---             (100)           4,498

Research & Development                     (658)         (565)          ---              ---           (1,223)

Selling and Marketing                    (1,418)       (1,154)          ---              ---           (2,572)

Total G&A plus depreciation                (329)         (798)         (852)             ---           (1,979)

OPERATING PROFIT (LOSS)                    (214)         (110)         (852)            (100)          (1,276)

     CONTACT:    EDAP TMS S.A.
                 Hugues de Bantel - Philippe Chauveau
                 Blandine Confort
                 +33 4 78 26 40 46

                 Halliburton Investor Relations
                 Matt Kreps - Geralyn DeBusk
                 972 458 8000

SOURCE  EDAP TMS S.A.
    -0-                             08/08/2006
    /CONTACT: Hugues de Bantel or Philippe Chauveau or Blandine Confort, all of EDAP TMS S.A., +33-4-78-26-40-46; or Matt Kreps or Geralyn DeBusk, both of Halliburton Investor Relations, +1-972-458-8000, for EDAP TMS S.A./
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com /

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date : August 8, 2006                            EDAP TMS S.A.


                                                 /S/ HUGUES DE BANTEL
                                                 -------------------------------
                                                 HUGUES DE BANTEL
                                                 CHIEF EXECUTIVE OFFICER